# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Akari Therapeutics, Plc, CIK 0001541157
CUSIP: 00972G207
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 22 Boston Wharf Road FL 7, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 11/14/2024
Amends the filing with accession number 0001104659-24-073133
Filed by CIK 0001653262
Persons authorized to receive notices and communications: Goodwin Procter LLP, 620 8th Ave, New York, New York (NY), 10018, 212 813 8800

## Reporting persons
- Ray Prudo, M.D. (CIK 0001653262): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,087,124,600; shared voting power 839,476,200; sole dispositive power 4,087,124,600; shared dispositive power 839,476,200; aggregate amount beneficially owned 4,926,600,800 (9.3% of the class); the aggregate amount excludes certain shares
  Comment: (1) Comprised of Ordinary Shares (as defined below) represented by American Depositary Shares (as defined below). Each American Depositary Share represents 2,000 Ordinary Shares.
  (2) Includes (i) 4,077,124,600 Ordinary Shares and (ii) options to purchase 10,000,000 Ordinary Shares which are exercisable within 60 days from the date of this report. In addition, the Reporting Person holds warrants to purchase 1,932,587,500 Ordinary Shares (the "Warrants"). All Warrants held by the Reporting Person (Dr. Prudo) are held personally in Dr. Prudo's name and subject to a 9.99% beneficial ownership limitation. The Reporting Person (Dr. Prudo) disclaims beneficial ownership of the Warrants and securities issuable upon exercise of the Warrants to the extent that such exercise would exceed the 9.99% beneficial ownership limitation.
- RPC Pharma Limited: type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 800,766,600; sole dispositive power 0; shared dispositive power 800,766,600; aggregate amount beneficially owned 800,766,600 (1.5% of the class)
  Comment: (3) Includes (i) 800,766,600 Ordinary Shares held by RPC Pharma Limited, a Maltese corporation ("RPC"), and (ii) 38,709,600 Ordinary Shares held by Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company ("Praxis"). Voting and investment decisions with respect to shares held by RPC and Praxis are controlled by the Reporting Person.
  (4) The percentage of the Reporting Person's beneficial ownership is based on 53,186,919,523 Ordinary Shares issued and outstanding as of February 14, 2025, as per information provided to the Reporting Person by the Issuer.
- Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 38,709,600; sole dispositive power 0; shared dispositive power 38,709,600; aggregate amount beneficially owned 38,709,600 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Akari Therapeutics, Plc
Address of issuer's principal executive offices: 22 Boston Wharf Road FL 7, Boston, Massachusetts (MA), 02210
Comment:
This Amendment No. 9 to Schedule 13D ("Amendment No. 9") amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 29, 2015 and amended on October 26, 2017, March 30, 2020, October 18, 2021, January 14, 2022, April 14, 2023, October 20, 2023, January 4, 2024 and June 20, 2024, respectively (collectively, the "Prior Schedule 13D") by and on behalf of RPC Pharma Limited, a Maltese corporation ("RPC"), Ray Prudo, M.D., a citizen of Canada ("Dr. Prudo") and Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company ("Praxis," and together with RPC, and Dr. Prudo, the "Reporting Persons"), and relates to the ordinary shares, par value $0.0001 ("Ordinary Shares") of Akari Therapeutics, Plc, a public limited company formed under the laws of England and Wales (the "Issuer"). The Issuer's American Depositary Shares, each representing 2,000 Ordinary Shares (the "ADSs"), have been registered on a registration statement on Form F-6 (File No. 333-185197), as supplemented (File Nos. 333-234213, 333-262049 and 333-185197), and trade on the Nasdaq Capital Market under the symbol "AKTX."

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D. This Amendment No. 9 amends and supplements the Prior Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Prior Schedule 13D remain unchanged.

This Amendment No. 9 is being filed to amend Items 3, 4 and 5 as set forth below and to update the number of shares of Ordinary Shares beneficially held by the Reporting Persons as a result of the transaction described below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Prior Schedule 13D is hereby supplemented by adding the following paragraph:

On December 2, 2024, the Issuer closed a private placement of the Issuer's securities (the "November 2024 PIPE"), pursuant to which, Dr. Prudo purchased 209,643 ADSs (representing 419,286,000 Ordinary Shares) and Series D Warrants to purchase 209,643 ADSs (representing 419,286,000 Ordinary Shares) at a combined unit price of $2.385 per ADS (which is equal to the consolidated closing bid price of the ADSs on The Nasdaq Stock Market on November 12, 2024 plus $0.125). The funds used by Dr. Prudo to acquire the ADSs were from his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: On December 2, 2024, Dr. Prudo purchased the securities described in the November 2024 Private Placement as described in Item 3 above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Dr. Prudo, either in his individual capacity or as sole manager and member of RPC and Praxis, respectively, beneficially owns an aggregate of 4,926,600,800 Ordinary Shares (represented by Ordinary Shares or American Depositary Shares), including (i) 4,077,124,600 Ordinary Shares, (ii) options to purchase 10,000,000 Ordinary Shares exercisable within 60 days from the date of this report, (iii) 38,709,600 Ordinary Shares held by Praxis, (iv) 800,766,600 Ordinary Shares held by RPC, which represents approximately 9.3% of the Issuer's Ordinary Shares. RPC beneficially owns the 800,766,600 Ordinary Shares reported on the third cover page, which represents approximately 1.5% of the Issuer's Ordinary Shares. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. Praxis beneficially owns the 38,709,600 Ordinary Shares reported on the fourth cover page, which represents approximately 0.1% of the Issuer's Ordinary Shares. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. The percentage of beneficial ownership reported on the Reporting Persons' cover pages to this Amendment No. 9 is based on (i) 53,186,919,523 Ordinary Shares outstanding as of February 14, 2025 as per information provided to Dr. Prudo by the Issuer. As set forth above, Dr. Prudo's aggregate beneficial ownership percentage of the Issuer's Ordinary Shares excludes Warrants to purchase 1,932,587,500 Ordinary Shares. All Warrants held by Dr. Prudo are subject to a 9.99% beneficial ownership limitation. Dr. Prudo disclaims beneficial ownership of the Warrants and securities issuable upon exercise of the Warrants to the extent that the exercise of such Warrants would exceed the 9.99% beneficial ownership limitation.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7 through 11 of cover page for Reporting Persons
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in Ordinary Shares during the 60 days prior to the filing of this Amendment No. 9.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of any Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Ray Prudo, M.D.: /s/ Ray Prudo, Reporting Person (02/14/2025)
- RPC Pharma Limited: /s/ Ray Prudo, Authorized Person (02/14/2025)
- Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company: /s/ Jodie Travers, Director for and on behalf of Praxis Trustees Limited (02/14/2025)
- Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company: /s/ Tom Zierer, Director for and on behalf of Praxis Trustees Limited (02/14/2025)